UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 FiberCore, Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    31563B109
                                 (CUSIP Number)

                             Bruce S. Coleman, Esq.
                               Coleman & Rhine LLP
                           1120 Avenue of the Americas
                            New York, New York 10036
                                  212-840-3330
--------------------------------------------------------------------------------
(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 14, 1997
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

Note: Six copies of this document, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  31563B109                         Page    2       of  7    Pages
          ------------                            ----------   ------


  1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Ariana Trust
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)[  ]
                                                                   (b)[  ]

  3        SEC USE ONLY


  4        SOURCE OF FUNDS*
           OO
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)    [  ]


  6       CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

      NUMBER OF               7       SOLE VOTING POWER
        SHARES                        1,998,589
     BENEFICIALLY
       OWNED BY               8       SHARED VOTING POWER
         EACH                         0
       REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
         WITH                         1,998,589
                             10       SHARED DISPOSITIVE POWER
                                      0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,998,589

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [   ]

13        5.6%

14        TYPE OF REPORTING PERSON*
          OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No.  31563B109                            Page    2       of  7    Pages
          ------------                               ----------   ------


  1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bereshkai S. Aslami
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)[ ]
                                                                  (b)[x]

 3        SEC USE ONLY


 4        SOURCE OF FUNDS*
           PF, OO
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)    [  ]

 6        CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

      NUMBER OF          7       SOLE VOTING POWER
        SHARES                    3,021,891
     BENEFICIALLY        8       SHARED VOTING POWER
       OWNED BY                   568,250
         EACH
       REPORTING         9       SOLE DISPOSITIVE POWER
         PERSON                   3,021,891
         WITH           10       SHARED DISPOSITIVE POWER
                                  568,250

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,590,141
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [   ]

13        10.0%

14        TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.

                  This statement relates to the common stock, $0.001 par value per share (the "Common Stock") of FiberCore, Inc. (the "Issuer" or the "Company"), a Nevada corporation with its principal executive office at 174 Charlton Road, Sturbridge, Massachusetts 01566.

Item 2.  Identity and Background.

         (a)-(f)

         This statement is being filed by the following persons: Ariana Trust and Bereshkai S. Aslami (collectively, the "Reporting Persons").

         The Ariana Trust is a trust whose address is 8 Laurel Hill Road, Sturbridge, MA 01566. Bereshkai S. Aslami, a United States citizen residing at 8 Laurel Hill Road, Sturbridge, MA 01566, is the sole trustee of the Ariana Trust and the wife of Mohd A. Aslami, who is the Chairman, Chief Executive Officer and President of the Issuer.

         During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The Ariana Trust acquired its shares of Common Stock as a gift from Mohd A. Aslami, who is a founder and an employee of the Company and who acquired a majority of his interest in the securities in exchange for services rendered to the Company and its predecessors.

                  Bereshkai S. Aslami acquired her shares of Common Stock through the purchase of shares of the Issuer from her personal funds and received Warrants to purchase additional shares in consideration for a loan to the Issuer. Ms. Aslami is also the trustee of two other trusts for the benefit of her three children, one of whom is a minor. Those other trusts received their shares of Common Stock as a gift from Mohd A. Aslami.

Item 4.  Purpose of the Transaction.

         The Reporting Persons obtained the securities of the Issuer as an investment.

         The Reporting Persons may, in the future, acquire additional securities of the Issuer, pursuant to open market purchases, or otherwise. Similarly, the Reporting Persons may in the future dispose of securities of the Issuer, through sales on the open market or otherwise. The Reporting Persons were named as "Selling Securityholders" in a Registration Statement on Form S-1 (file no. 333-10319) (the "Registration Statement"), which Registration Statement was declared effective by the Securities and Exchange Commission on January 14, 1997. The Reporting Persons may sell, pledge or otherwise dispose of the securities of the Issuer pursuant to the Registration Statement. The Reporting Persons have no current plans with respect to the foregoing.

         The Reporting Persons have no current plans or proposals with respect to:

         (i) Any extraordinary corporate transaction relating to the Issuer or any of its subsidiaries;

         (ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (iii) Any change in the present Board of Directors or management of the Issuer;;

         (iv) Any material change in the present capitalization of the Issuer;

         (v) Any other material change in Issuer's business or corporate structure;

         (vi) Any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (vii) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (viii) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

         (ix) any similar action to those enumerated above.

Item 5.           Interest in Securities of the Issuer.

         (a) The  Ariana  Trust  beneficially  owns  1,998,589  shares of Common
Stock, or 5.6% of the Common Stock of the Company. Bereshkai S. Aslami beneficially owns 3,021,891 shares of Common Stock (including the shares owned by the Ariana Trust and another trust for which Ms. Aslami is the sole trustee, and her one minor child), or 8.4% of the shares of Common Stock. An additional 283,390 shares are owned by Ms. Aslami's other two children and 284,860 shares of Common Stock are owned by a trust of which Ms.
Aslami is joint trustee.

         The Ariana Trust disclaims beneficial ownership of the shares of Common Stock owned by Mohd A. Aslami, Ms. Aslami's children or the related trusts. Ms. Aslami disclaims beneficial ownership of the shares of Common Stock owned by Mr. Aslami, her children who have reached the age of majority and the trust for which she is a joint trustee.

         (b) The Ariana Trust has sole voting and dispositive power with respect to 1,998,589 shares of Common Stock, or 5.6% of the Common Stock of the Company. Ms. Aslami has sole voting and dispositive power with respect to 3,021,891 shares of Common Stock (including the shares owned by the Ariana Trust), or 8.4% of the Common Stock of the Company. The Ariana Trust has no shared voting and dispositive power with respect to the shares of Common Stock. Ms. Aslami has shared voting and dispositive power with respect to 568,250 shares of Common Stock, or 1.6% of the Common Stock of the Company.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With respect to Securities of the Issuer.

                  None.


Item 7.   Exhibits.

                  The following document is being filed herewith as an Exhibit:

         1.       Statement of Joint Filers

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 21, 1997



                                        ARIANA TRUST



                                        By: /s/ Bereshkai S. Aslami
                                           ---------------------------
                                             Bereshkai S. Aslami


                                        BERESHKAI S. ASLAMI

                                        /s/ Bereshkai S. Aslami
                                        -----------------------------